UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Institutional Investor Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):	201 Center Road, Suite Two Venice, FL 34285

Telephone Number (including area code):	941-496-4660

Name and Address of Agent for Service of Process:	Corporation Service Company 84 State Street Boston, MA 02109

With Copies to:	Marcia DeVries Institutional Investor Trust 201 Center Road, Suite Two Venice, FL 34285

Check Appropriate Box:	Registrant is filing a Registration Statement pursuant to Section8(b) of the Investment Company Act of1940 concurrently with the filing of Form N-8A: YES [ X ] NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940 the initial sole Trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Venice and state of Florida on the 7th day of June, 2010.

Insitutional Investor Trust /s/ Roland G. Caldwell, Jr. Initial Sole Trustee	Attest /s/ Marcia Devries Secretary